FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of : July, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated July 24, 2003, announcing first half 2003 sales as at June 30.

Page 1 of 12 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, July 24, 2003
Lafarge reports first half 2003 sales

• Sales down 11.9% to € 6,350 million from € 7,203 million

• Negative foreign exchange impact due to Euro appreciation: –10.9%

• Slight increase of underlying sales: + 0.8%

Sales as at June 30, 2003 declined 11.9% to € 6,350 million from € 7,203 million at June 30, 2002 largely due to significant foreign currency variations which impacted sales by –10.9%. The net scope effect on sales amounted to –1.8% mainly as a consequence of the divestments realized in 2002. Underlying sales were up +0.8% at the end of June.

Sales in the first half of the year were generally slower in the Northern hemisphere compared to 2002, due to harsh weather conditions during the winter and despite an encouraging pick up in June 2003.

The sales report for each Division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +0.9%

Sales rose 0.9% during the first half (–3.4% in Quarter 1 and +3.0% in Quarter 2).

After the harsh winter experienced in the first quarter and a slow start in April and May, there were some signs of a pick up in activity levels in June. Western Europe recorded stable sales overall by the end of June. Strong growth was seen in Spain, where the construction market continues to boom, and in Greece with record sales in the run up to the Olympic Games. France and the UK saw some recovery in June, but Germany remains poor as a result of the continued low level of prices. After the prolonged harsh winter the start to the North American construction season was delayed by a wet spring. Sales were therefore down in the first half. Pricing in the US showed a modest decline, particularly due to pricing pressure in the South East and North East. Pricing in Canada was however favorable.

Positive sales trends overall were recorded in the rest of the world. Particularly good market conditions allowed strong growth in Romania, Morocco, Jordan, and across Africa. Favorable pricing trends in much of Latin America, South Korea and also India helped offset generally slower volumes. Malaysia recorded some recovery in the second quarter despite continued price pressure. Areas of weakness remain the Philippines, with very low prices, Venezuela where the unstable economic situation has led to a large fall in volumes and Poland, which is still experiencing a depressed construction market.

AGGREGATES & CONCRETE: +1.9%

Sales rose 1.9% during the first half (–0.6% in Quarter 1 and +3.3% in Quarter 2).

Sales rose in Western Europe driven by the UK and Spain. In the UK, the asphalt and paving business benefited from major contracts in progress and concrete sales also showed a good level of growth. Spain continues to have record sales. In France, sales at the end of June were marginally down despite positive pricing trends. In North America, aggregates and concrete sales in the US were held back by poor weather conditions and weak levels of demand. In Canada, where there is a stronger construction market, concrete sales recorded a strong level of sales growth; however, aggregate sales were adversely affected by poor weather conditions in the East and in Alberta.

Page 2 of 12 Total Pages

ROOFING: –1.7%

Sales declined by 1.7% during the first half (–3.2% in Quarter 1 and –0.6% in Quarter 2).

Sales in Western Europe were down, with the exception of the UK, Italy and Austria. Weaker sales continued in France, Germany, Scandinavia and the Benelux, particularly for concrete tiles. Sales of roofing components decreased slightly. Chimney sales improved marginally. In the United States, sales continued to grow.

GYPSUM: +1.8%

Sales rose 1.8% during the first half (+1.9% in Quarter 1 and +1.6% in Quarter 2).

The increase in sales was due to overall positive growth in Western Europe and Asia, which offset lower sales in Germany, Poland and North America. In North America, volumes were held back by lower commercial construction. Prices have edged up to an average of US$97 per thousand square feet in June.

NEGATIVE FOREIGN EXCHANGE IMPACT OF -10.9% AMOUNTING TO € 791 MILLION

The effect of foreign currency fluctuations on the first half 2003 sales was significant. The strong appreciation of the Euro has had a material translation impact on sales generated in the following currencies: US Dollar (€ 314 million), Pound Sterling (€ 68 million), Canadian Dollar (€ 60 million), Brazilian Real (€ 58 million), and the Malaysian Ringgit (€ 47 million).

SCOPE CHANGES OF -1.8% AMOUNTING TO € 110 MILLION

Sales in the first half from acquisitions amounted to € 114 million. Divestments and a change in the consolidation method of Morocco resulted in a reduction in sales of € 224 million.

CONSOLIDATED SALES AS AT JUNE 30, 2003

	June 30, 2003 € Million	June 30, 2002 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination

Cement	3,031	3,551	–14.6%	+0.2%	+0.9%
Aggregates & Concrete	1,980	2,218	–10.7%	+2%	+1.9%
Roofing	679	722	–6.0%	–1.7%	–1.7%
Gypsum	593	604	–1.7%	+1.5%	+1.8%
Others	67	108	–38%	+12.5%	+12.5%
TOTAL	6,350	7,203	–11.9%	+0.8%	NA

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

Page 3 of 12 Total Pages

Lafarge’s next financial publication – 2003 half year results – will be on September 4 2003 (before the Euronext stock market opens).

For release worldwide with contemporaneous release in the United States.

PRESS CONTACTS:	INVESTOR RELATIONS:

Véronique Doux : 33-1 44-34-19-47 veronique.doux@lafarge.com	James Palmer : 33-1 44-34-11-26 james.palmer@lafarge.com

Brunswick Stéphanie Tessier 33-1 53-96-83-79 stessier@brunswickgroup.com	Danièle Daouphars : 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”) which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number R03-0375 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

2003: First Half Sales Conference Call
Following the release of Lafarge’s first half sales, a conference call will be held on:
July 24th, 2003 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier – Chief Financial Officer
James Palmer – Vice-President Investor Relations
Danièle Daouphars – Investor Relations

If you wish to participate in the conference call, please dial:
From France +33 (0) 1 70 99 32 98
From UK +44 208 515 23 03
From USA +1 303 205 00 33
From USA toll free +1 800 257 70 63
Conference call name: “Lafarge”

A replay of the conference call will be available from July 24th until August 4th at the following numbers:
From France +33 (0) 170 99 32 95 Access code: 13995#
From UK +44 208 79724 99 Access code: 921065#
From USA toll free +1 800 405 2236 Access code: 546465#

Page 4 of 12 Total Pages

Consolidated Figures

Sales
(Millions of euros)	2003S1	2002S1	03/02

By geographical zone of destination

Western Europe	2,852	3,019	–6%
Central and Eastern Europe	291	262	11%
Emerging Mediterranean	251	333	–25%
North America	1,601	1,999	–20%
Latin America & the Caribbean	297	403	–26%
Sub Saharan Africa/Indian Ocean/Others	429	449	–4%
Asia /Pacific	629	738	–15%

By business line

Cement	3,031	3,551	–15%
Aggregates & Concrete	1,980	2,218	–11%
Roofing	679	722	–6%
Gypsum	593	604	–2%
Others	67	108	–38%

Total	6,350	7,203	–12%

Page 5 of 12 Total Pages

Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)	2003S1	2002S1 (1)	03/02

Western Europe	15.2	16.5	–8%
Central and Eastern Europe	3.6	3.0	20%
Emerging Mediterranean	4.8	5.1	–6%
North America	7.7	8.0	–4%
Latin America & the Caribbean	3.0	3.4	–12%
Sub Saharan Africa/ Indian Ocean	5.3	5.0	7%
Asia/Pacific	11.3	10.6	7%

Total	50.9	51.6	–1%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)	2003S1	2002S1	03/02

Western Europe	1,049	1,160	–10%
Central and Eastern Europe	171	151	13%
Emerging Mediterranean	207	274	–24%
North America	587	756	–22%
Latin America & the Caribbean	202	282	–28%
Sub Saharan Africa/Indian ocean/Others	363	395	–8%
Asia/Pacific	452	533	–15%

Total consolidated sales	3,031	3,551	–15%

Sales before elimination of inter divisional sales by origin				Like
(Millions of euros)	2003S1	2002S1	03/02	for like

Western Europe	1,175	1,276	–8%
Central and Eastern Europe	179	156	15%
Emerging Mediterranean	189	267	–29%
North America	661	839	–21%
Latin America & the Caribbean	226	315	–28%
Sub Saharan Africa/Indian ocean/Others	420	431	–3%
Asia/Pacific	444	540	–18%

Total before elimination of inter-divisional sales	3,294	3,824	–14%	0.9%
Total consolidated sales	3,031	3,551	–15%	0.2%

(1) The 2002 figures were restated after reallocation of trading activities

Page 6 of 12 Total Pages

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Pure aggregates before elimination with asphalt & Paving
(millions of tonnes)	2003S1	2002S1	03/02

Western Europe	37.2	36.1	3%
North America	45.9	47.5	–3%
Other countries	8.2	7.9	4%

Total	91.3	91.5	0%

Concrete
(millions of cbm)	2003S1	2002S1	03/02

Western Europe	7.1	7.5	–6%
North America	4.7	4.9	–4%
Other countries	4.6	5.0	–8%

Total	16.4	17.4	–6%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)	2003S1	2002S1	03/02

Aggregates & related products	834	917	–9%
Ready-mix concrete & concrete products	1,146	1,301	–12%

Total Aggregates & Concrete	1,980	2,218	–11%

of which Western Europe	920	930	–1%
“ North America	834	1,020	–18%
“ Other countries	226	268	–16%

Sales before elimination of inter divisional sales by origin				Like
(Millions of euros)	2003S1	2002S1	03/02	for like

Aggregates & related products	842	925	–9%
Ready-mix concrete & concrete products	1,147	1,303	–12%

Total Aggregates & Concrete (bef elim of intra-comp. sales)	1,989	2,228	–11%

of which Western Europe	926	937	–1%
“ North America	836	1,023	–18%
“ other countries	227	268	–15%

Total Aggregates & Concrete (consolidated)	1,980	2,218	–11%	2.0%

Page 7 of 12 Total Pages

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2003S1	2002S1	03/02

Concrete roof tiles	(millions of sSm)
Western Europe		32.0	32.3	–1%
North America		9.3	8.9	4%
other countries		16.3	18.1	–10%

Clay roof tiles
Western Europe	(millions of sSm)	11.1	11.1	0%

Chimneys	(miiliers de kms)	1,269	1,278	–1%

Sales (after elimination of intra-divisional sales by origin)					Like
(Millions of Euros)		2003S1	2002S1	03/02	for Like

Total		679	722	–6%	–1.7%

of which concrete roof tiles	Western Europe	245	254	–4%
”	North America	50	59	–15%
	Other countries	49	60	–18%
of which clay roof tiles		121	121	0%
of which chimneys (1)		78	79	0%
	of which other roofing products	136	149	–9%

(1) Including the “other roofing products“ of the Chimney business.

Page 8 of 12 Total Pages

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of sSm)	2003S1	2002S1	03/02

Total	307	284	8%

Sales (after elimination of intra-divisional sales by origin)				Like
(Millions of euros)	2003S1	2002S1	03/02	for like

Total	593	604	–2%	1.5%

of which Western Europe	354	336	8%
of which North America	107	135	–21%
of which other countries	132	133	–1%

Page 9 of 12 Total Pages

Sales variance analysis by region and in major domestic markets.*

	Volume effect %	Price, product, customer & other mix effect %	Activity variation vs 2002%

CEMENT
Western Europe	2.2	–0.4	1.7
France	–3.5	4.1	0.5
UK	0.7	0.1	0.8
Spain	9.6	1.9	11.4
Germany	16.2	–35.9	–19.7
Greece	4.1	4	8.1
Central Europe	–1.5	4.2	2.6
Poland	–12.5	–0.3	–12.8
Romania	0.6	19.6	20.2
Mediterranean Basin	1.8	3.8	5.6
Turkey	–2	0.1	–1.9
Morocco	10.5	3.1	13.6
Jordan	–0.5	5.9	5.4
Egypt	1.5	–4.4	–2.8
North America	–4.7	0.4	–4.3
		0
South America, Caraibs	–5.7	7.2	1.5
Brazil	–2.7	25.6	22.8
Venezuela	–36.3	27.9	–8.5
Chile	–1.4	9.3	8
Africa, Indian ocean	–0.4	10.4	10.1
Kenya	3.1	5.3	8.4
Nigeria	–0.8	9.8	9
South Africa	–8.9	14	5.1
Asia, Middle East	4.1	–4.3	–0.2
Malaysia	2.6	–6	–3.4
Philippines	8.2	–25.1	–16.8
India	–7.8	10.5	2.7
South Korea	0.1	7.1	7.2

Total CEMENT	0.2	0.6	0.9

AGGREGATES
France	–2.9	1.7	–1.3
UK (Pure Aggregates) (1)	0.8	8.3	9.1
North America (Pure Aggregates)	–4.4	3.3	–1.1
Total Aggregates	–1.4	3.3	1.8

READYMIX
France	–3.8	4.2	0.4
UK	6.4	6.9	13.3
North America	–2.4	2.4	0
Total Readymix	–2	4.4	2.4

(1) UK sales impacted by aggregates levy. Price effect without aggregates levy was 4%.

* Variance on like for like sales before elimination of sales between Divisions

Page 10 of 12 Total Pages

Sales variance analysis by region and in major markets.*

	Volume effect %	Price, product, customer & other mix effect %	Activity variation vs 2002%

ROOFING
Western Europe Concrete T&F	–2.8	–0.4	–3.1
Western Europe Clay T&F	–0.8	–0.2	–1
UK		0
Concrete	4.4	3	7.4
Clay	–6.1	7.4	1.3
France
Concrete	–9.9	0.9	–9
Clay	–6.1	5	–1.1
Germany
Concrete	–6.9	–2.5	–9.4
Clay	7.6	–6.1	1.5

United States (Concrete)	4	0.5	4.4

Chimneys	–1.1	1.3	0.2
Accessories		–1.7	–1.7

TOTAL ROOFING			–1.7

GYPSUM
BOARDS
Western Europe	–2.4	5.8	3.3
North America	–6.4	0.6	–5.9
Asia / Pacific	11.1	–0.8	10.3

TOTAL GYPSUM	–0.6	2.1	1.5

* Variance on like for like sales before elimination of sales between Divisions

Page 11 of 12 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 24, 2003		Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau

	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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